UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-3777

Petrie Stores Liquidating Trust

_______________________________________________________________

(Exact name of registrant as specified in its charter)

201 Route 17

Suite 300

Rutherford, NJ 07070

(201) 635-9637

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Units of Beneficial Interest

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: NONE

Pursuant to the requirements of the Securities Exchange Act of 1934 PETRIE STORES LIQUIDATING TRUST has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 24, 2006_____	By:	/s/ Stephanie R. Joseph________________
		Name:	Stephanie R. Joseph
		Title:	Manager and Chief Executive Officer